Exhibit 3.35

ARTICLES OF INCORPORATION

OF

EPT KALAMAZOO, INC.

The undersigned natural person of the age of eighteen (18) years or more, for the purpose of forming a corporation under The General and Business Corporation Law of Missouri, hereby adopts the following Articles of Incorporation:

ARTICLE I

The name of the corporation is EPT Kalamazoo, Inc.

ARTICLE II

The address of the corporation’s initial registered office in the State of Missouri is 120 South Central Avenue, Suite 400, Clayton, MO 63105. The name of the corporation’s initial registered agent at such address is CT Corporation System.

ARTICLE III

The corporation shall have authority to issue One Thousand (1,000) shares of common stock having a par value of One Cent ($.01) per share, aggregating $10.00. There shall be no preferences, qualifications, limitations, restrictions, or special or relative rights, including convertible rights, in respect of the shares herein authorized.

ARTICLE IV

Holders of issued and outstanding shares of any class of stock of the corporation shall not have a preemptive right to subscribe for or acquire any shares of stock of such class or any other class, or any other securities of any kind, hereafter issued by the corporation.

ARTICLE V

The name and place of residence of the Incorporator are Marc Salle, 4520 Main Street, Suite 1100, Kansas City, Missouri 64111.

ARTICLE VI

The number of directors to constitute the first Board of Directors of the corporation is two (2).

ARTICLE VII

The original Bylaws of the corporation shall be adopted in any manner provided by law. Thereafter, the Bylaws of the corporation may from time to time be altered, amended or repealed, or new bylaws may be adopted, in any of the following ways: (i) by the affirmative vote, at any meeting of the shareholders, of the holders of a majority of the outstanding shares of stock of the corporation entitled to vote; or (ii) by resolution adopted by the Board of Directors at a meeting thereof; or (iii) by unanimous written consent of all of the shareholders entitled to vote or all of the directors in lieu of a meeting; provided, however, that the power of the directors to alter, amend, suspend or repeal the Bylaws or any portion thereof may be denied as to any Bylaws or portion thereof enacted by the shareholders if at the time of such enactment the shareholders shall so expressly provide.

ARTICLE VIII

The duration of the corporation is perpetual.

ARTICLE IX

The corporation reserves the right to amend, alter, change or repeal any provisions contained in these Articles of Incorporation in the manner now or hereafter prescribed by statute, and all rights conferred upon shareholders herein are granted subject to this reservation.

ARTICLE X

The corporation is organized for profit, and the nature of its business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the laws of the State of Missouri.

IN WITNESS WHEREOF, these Articles of Incorporation have been executed this 25th day of January, 2005.

/s/ Marc Salle
Marc Salle, Incorporator

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